

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 14, 2011

<u>Via Facsimile</u>
Mr. Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment LTD
36th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

> RE: **Melco Crown Entertainment LTD**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 1-33178**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4. Information on the Company</u>

<u>B. Business Overview, page 34</u>

1. In future Exchange Act periodic reports, please discuss your arrangements with junket operators in greater detail, including more information on your specific commissions as well as credit risks arising from the extension of credit to junkets. Please also supplement your disclosure in the MD&A to discuss the percentage of your VIP customer revenues which are derived from these arrangements.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies and Estimates, page 61

2. In future filings, please include a critical accounting policy and a significant accounting policy that clearly describes your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. For the development phase, discuss the periods of capitalization including a discussion of when the capitalization period ends.

3. In future periodic filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment/renovations, and other capital expenditures by year. In addition, please provide a narrative discussion of significant changes in capital expenditures from year to year and of expectations for the future.

4. Clarify to us the amount of soft costs such as payroll and other G&A costs capitalized during 2010.

B. Liquidity and Capital Resources

Description of our Indebtedness

Sources and Uses, page 73

5. In future Exchange Act periodic reports, please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the next fiscal year, including debt payments, interest payments, capital expenditures and anticipated development costs.

D. Trend Information, page 74

6. In future Exchange Act periodic reports, please revise your narrative under this subheading to provide more detailed disclosure regarding the prospective impact of the proposed smoking ban legislation. Please also supplement your disclosure to discuss the potential of tightened liquidity in China and cooling measures being implemented by the banking system in Chinese markets, to the extent material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551- 3473 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief